EXHIBIT 23

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in the Registration Statements of Franklin Resources, Inc. on Form S-3 dated October 9, 1996 for the issuance of medium term notes, Form S-3 filed September 30, 1994 for the registration of 1,411,736 shares, Form S-8 for the 1988 Restricted Stock Plan, Form S-8 for the Franklin Resources, Inc. Universal Stock Plan, Form S-8 for Franklin Resources, Inc. United Kingdom Stock Option Plan #1, Form S-8 for the Canada Stock Option Plan, as amended, and Form S-8 for the 1998 Employee Stock Investment Plan of our report dated October 23, 1998, on our audits of the consolidated financial statements of Franklin Resources, Inc. and subsidiaries as of September 30, 1998 and 1997 and for the years ended September 30, 1998, 1997 and 1996, which report is included in this Annual Report on Form 10-K.

PricewaterhouseCoopers LLP


San Francisco, California
December 23, 1998